October 30, 2019

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Taronis Technologies, Inc.
Registration Statement on Form S-3 (Post-Effective Amendment No. 1 to Form S-3)
Filed on October 18, 2019 under EDGAR submission type “POS AM”
File No. 333-230854
Request for Withdrawal Pursuant to Rule 477

Dear Mr. Crispino,

On behalf of Taronis Technologies, Inc. (the “Company”), we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (the “Commission”) on October 18, 2019.

By this letter we are requesting the Commission’s consent to the withdrawal of the above-referenced amendment filing. In accordance with Rule 477 under the Securities Act of 1933, as amended, no securities have been sold under the Post-Effective Amendment No. 1.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call the undersigned at 866-370-3835.

Very truly yours,

/s/ Tyler B. Wilson, Esq.
Taronis Technologies, Inc.